ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(Thousands of Canadian dollars)
(unaudited)	March 31, 2007	December 31, 2006

Assets
Current assets
Cash	$ 103	$ 2,162
Accounts receivable	35,551	38,980
Derivatives (note 11)	2,611	10,775
Investments	2,132	-
Prepaid expenses, deposits and other	4,224	3,249
	44,621	55,166
Property, plant and equipment (note 3)	634,037	659,268
Deferred financing charges	-	4,676
Goodwill (note 4)	27,122	76,256
	$ 705,780	$ 795,366

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 50,728	$ 46,083
Bank indebtedness (note 5)	185,861	188,154
Distribution payable to unitholders	3,896	7,910
Capital lease	1,471	1,702
Derivatives (note 11)	678	-
	242,634	243,849
Convertible debentures (note 7)	75,389	78,974
Asset retirement obligations (note 6)	28,171	28,447
Future income tax liability	30,660	40,340
	376,854	391,610

Non-controlling interest (note 8)	-	1,732

Unitholders’ Equity (note 9)
Unitholders’ capital	638,007	635,134
Equity component of convertible debentures (note 7)	1,322	1,327
Warrants	1,215	1,215
Contributed surplus	3,763	3,195
Deficit	(314,344)	(240,777)
Accumulated other comprehensive income (note 10)	(1,037)	1,930
	328,926	402,024
Bank indebtedness and need to refinance (note 5)
Subsequent events (note 14)
	$ 705,780	$ 795,366
See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Thousands of Canadian dollars, except per trust unit amounts)
(unaudited)
	Three Months ended	Three Months ended
	March 31, 2007	March 31, 2006
Revenues
Oil and natural gas	$ 44,010	$ 47,717
Royalties	(11,990)	(9,961)
	32,020	37,756
Other income	1,036	-
	33,056	37,756

Expenses
Operating	15,564	8,318
General and administrative	6,036	2,804
Interest on bank indebtedness	3,055	2,144
Interest on convertible debentures	1,785	-
Financing fees	-	352
Amortization of deferred financing charges	-	369
Depletion, depreciation and accretion (note 3)	28,794	27,259
Ceiling test impairment (note 3)	2,111	-
Goodwill impairment loss (note 4)	49,341	-
Foreign exchange (gain) loss	(662)	(341)
	106,024	40,905
Earnings (loss) before taxes and non-controlling interest	(72,968)	(3,149)
Income taxes
Current	49	-
Future (reduction)	(10,265)	(5,456)
Earnings (loss) before non-controlling interest	(62,752)	2,307
Non-controlling interest (note 8)	-	59
Net earnings (loss)	(62,752)	2,248

Other comprehensive income (loss)
Foreign currency translation adjustment	(2,967)	-
Comprehensive income (loss)	(59,785)	2,248

Net earnings (loss) per trust unit (note 9)
Basic	$ (1.12)	$ 0.06
Diluted	$ (1.12)	$ 0.06

CONSOLIDATED STATEMENTS OF DEFICIT

Deficit, beginning of period	$ (240,777)	$ (85,840)
Change in accounting policy (note 2)	1,010	-
Net earnings (loss)	(62,752)	2,248
Distributions declared	(11,825)	(24,360)
Deficit, end of period	$ (314,344)	$ (107,952)

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousand Canadian dollars)
(unaudited)
	Three months ended	Three months ended
	March 31, 2007	March 31, 2006
Cash provided by (used in):
Operating
Net earnings (loss)	$ (62,752)	$ 2,248
Depletion, depreciation, accretion and ceiling test impairment	30,905	27,259
Goodwill impairment loss	49,341	-
Future income tax reduction	(10,265)	(5,456)
Amortization of deferred financing charges	-	369
Change in value of derivatives and investments	10,536	598
Amortization of marketing contract	-	(1,447)
Non-controlling interest	-	59
Foreign exchange	(716)	(341)
Unit-based compensation	1,352	296
Cash paid on settlement of asset retirement obligations	(799)	-
Accretion on convertible debentures and amortization of intangible bank fees	362	-
Changes in non-cash working capital items	4,793	(31,371)
	22,757	(7,786)
Financing
Distributions paid	(15,839)	(23,141)
Decrease in bank indebtedness	(1,577)	(109,485)
Bridge credit facilities	-	345,664
Bridge credit facility repayment	-	(58,630)
Capital lease	(231)	(213)
Deferred financing charges	(305)	(8,337)
Due to JED Oil Inc.	-	(10,499)
Issue of trust units, net of issue costs (note 9)	(371)	12,323
	(18,323)	147,682
Investing
Property, plant and equipment additions	(10,185)	(8,796)
Acquisition of Oklahoma assets	-	(125,862)
Changes in capital accounts payable	3,692	2,103
	(6,493)	(132,555)
Change in cash	(2,059)	7,341
Cash, beginning of year	2,162	11,943
Cash, end of year	$ 103	$ 19,284
See accompanying notes to consolidated financial statements

During the three month period ended March 31, 2007 the Trust paid interest of $3,167,000 (Q1 2006 - $1,644,000) and taxes of $34,000 (Q1 2006 - $nil).

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

1. Structure of the Trust and Basis of Presentation

The interim consolidated financial statements of Enterra Energy Trust (the “Trust”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2006, except as noted below.  These financial statements should be read in conjunction with the 2006 annual consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures which are normally required to be included in the notes to the amended consolidated financial statements have been condensed or omitted.

Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current quarter.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

2. Adoption of New Accounting Standards

(a)

Effective January 1, 2007, the Trust adopted revised Canadian accounting standards with respect to accounting changes, which requires that (a) a voluntary change in accounting principles can be made if, and only if, the change results in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed.  The Trust has not made any voluntary changes in accounting principles since the adoption of the revised standard.

The standard also requires that when the Trust has not adopted a new accounting standard that has been issued but not yet effective, the entity shall disclose (a) this fact; and (b) known or reasonably estimable information relevant to assessing the possible impact that application of the new standard will have on the Trust’s financial statements in the period of initial application.  There are currently two new Canadian accounting standards that have been issued which will require additional disclosure in the Trust’s financial statements commencing January 1, 2008 about the Trust’s financial instruments as well as its capital and how it is managed.

(b)

Effective January 1, 2007, the Trust adopted new Canadian accounting standards and related amendments to other standards on financial instruments.  Prior periods have not been restated, except as discussed in item iii.

i. Financial Instruments – Recognition and Measurement

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts.  It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Trust's cash and cash equivalents and investments in marketable securities have been classified as held for trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are recorded in net earnings.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net earnings, unless the instruments are designated as part of a hedge relationship.  The Trust’s physical purchase and sale contracts have been designated as derivatives and are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.

All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the balance.

ii. Hedges

This standard is applicable when an entity chooses to designate a hedging relationship for accounting purposes.  The new standards specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The Trust does not currently apply hedge accounting.

iii. Comprehensive Income

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes net earnings (loss), holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The amounts previously presented as cumulative translation adjustment on the consolidated balance sheet have been included in accumulated other comprehensive income.  This change, as required by the standard, was made retroactively with restatement of prior periods.

As at January 1, 2007 the effect on the Trust’s balance sheet of adopting these standards is summarized below.

	January 1, 2007
	As reported	Adjusted on adoption of financial instruments standards		Restated
Assets:
Current assets	$ 55,166	$ 2,637	(a)(b)	$ 57,803
Property, plant and equipment	659,268	-		659,268
Deferred finance charges	4,676	(4,676)	(b)	-
Goodwill	76,256	-		76,256
	$ 795,366	$ (2,039)		$ 793,327
Liabilities:
Current liabilities	$ 243,849	$ -		$ 243,849
Convertible debentures	78,974	(3,481)	(b)	75,493
Asset retirement obligations	28,447	-		28,447
Future income tax	40,340	432	(a)	40,772
	391,610	(3,049)		388,561

Non-controlling interest	1,732	-		1,732
Unitholder's Equity
Unitholders’ capital	635,134	-		635,134
Equity component of convertible debentures	1,327	-		1,327
Warrants	1,215	-		1,215
Contributed surplus	3,195	-		3,195
Cumulative translation adjustment	1,930	(1,930)	(c)	-
Deficit	(240,777)	1,010	(a)	(239,767)
Accumulated other comprehensive income	-	1,930	(c)	1,930
	402,024	1,010		403,034
	$ 795,366	$ (2,039)		$ 793,327

Notes:

(a) Physical purchase and sale contracts have been designated as derivatives and are measured at their estimated fair value of $1.4 million with the offset, as required on adoption of the new standards, included in retained earnings ($1.0 million net of income taxes).

(b) Convertible debenture financing costs of $3.5 million, previously classified as deferred financing charges, are reclassified to convertible debentures.  Financing fees of $1.2 million have been reclassified to prepaid expenses, deposits and other and are amortized over the term of the related credit facilities.

 (c) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

3. Property, Plant and Equipment

			March 31, 2007
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$1,016,392	$385,523	$630,869
Office furniture and equipment	5,235	2,067	3,168
	$1,021,627	$387,590	$634,037

			December 31, 2006
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$1,011,399	$355,304	$656,095
Office furniture and equipment	5,118	1,945	3,173
	$1,016,517	$357,249	$659,268

During Q1 2007 $0.2 million of general and administrative expenses were capitalized and included in the cost of the petroleum and natural gas properties (Q1 2006 – nil).

At March 31, 2007 costs of undeveloped land of $24,207,000 (2006 - $25,876,000) were excluded from and $5,883,800 (December 31, 2006 - $8,018,000) of future development costs were added to the calculation of depletion expense for the Canadian cost centre.  At March 31, 2007 costs of undeveloped land of $17,281,000 (December 31, 2006 – $16,848,000) were excluded from and $3,464,000 (December 31, 2006 - $3,480,000) of future development costs were added to the calculation of depletion expense for the United States cost centre.

Depletion and depreciation expense related to the Canadian and the US cost center in Q1 2007 was $18,184,000 and $10,047,000 respectively (Q1 2006 – $23,000,000 and $3,772,000).

The Trust completed ceiling test calculations for the Canadian and U.S. cost centers at March 31, 2007 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties. The ceiling test in the Canada cost center resulted in a write down of $2,111,000 ($1,478,000 after tax and a loss of $0.03 per unit) to property, plant and equipment at March 31, 2007.  The ceiling test in the U.S. cost center did not result in a write down.

4. Goodwill Impairment

As a result of a decline in the market value of the Trust, a $49.3 million impairment loss was recorded on the carrying balance of goodwill in the Canadian reporting unit.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

5. Bank indebtedness and need to refinance

	March 31, 2007	December 31, 2006
$140 million revolving facility ($180 million at December 31, 2006)	$ 138,496	$ 180,000
$40 million non-revolving facility	40,000	-
$20 million revolving extendible operating facility	6,925	7,695
Other credit facilities	440	459
Bank indebtedness	$ 185,861	$ 188,154

On February 1, 2007, the Trust’s $180 million revolving extendible credit facility was amended to be a $140 million revolving extendible credit facility with the same terms as the $180 million facility and a $40 million non-revolving credit facility.  The $40 million facility is a non-revolving credit facility that matures on November 20, 2007 and is subordinated to the $140 million revolving facility.  Borrowings under this facility bear interest at banker’s acceptance rates, Canadian or US prime rates, or LIBOR plus applicable margins ranging from 2.0% to 3.0% depending on the form of borrowing.  As at March 31, 2007, the Trust had $76.6 million of borrowings denominated in U.S. dollars and $0.5 million of letters of credit drawn on the facilities.    At March 31, 2007 the interest rate for the $140 million revolving facility and the $20 million revolving extendible operating facility were 5.52% for the Canadian denominated debt and 6.45% for the U.S. denominated debt.  At March 31, 2007 the interest rate for the $40 million non-revolving credit facility was 6.84%.  It is expected that the facilities will not be repaid from internally generated cashflows or asset dispositions; therefore additional financing through the issuance of debt or equity will be required.

The credit facilities require the Trust to maintain certain financial covenants.  As at March 31, 2007, the Trust was in compliance with all of the covenants.  The Trust is uncertain about its ability to meet certain of its covenant requirements for the second quarter of 2007, specifically the requirement that total distributions over the previous four quarters not exceed 100% of available cash flow over the period.  As a result, the Trust has classified its bank indebtedness as a current liability.  Should the Trust not meet the covenant at June 30, 2007 or subsequent periods nor be able to obtain waivers from the lenders, the lenders could restrict distributions by the Trust and the bank debt could become due and payable immediately.

In July 2007, the lenders will review the Trust’s oil and gas reserves and borrowing base.  Upwards or downwards adjustments to the size of the credit facility may arise from their review.

6. Asset Retirement Obligations

The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At March 31, 2007, the Trust estimated the asset retirement obligation to be $28,171,000 (December 31, 2006 – $28,447,000), based on a total future liability of $48,673,000 (December 31, 2006 - $49,442,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages 6 years, but extends up to 21 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.

The following table reconciles the asset retirement obligations:

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Asset retirement obligation, December 31, 2006	$ 28,447
Increases in liabilities during the year related to:
Additions	20
Accretion expense	564
Costs incurred	(799)
Foreign exchange	(61)
Asset retirement obligation, March 31, 2007	$ 28,171

7. Convertible Debentures

At March 31, 2007, the Trust had $80.3 million in convertible debentures outstanding with an estimated fair value of $77.9 million.

	Equity Component	Liability Component
Balance, December 31, 2006	$ 1,327	$ 78,974
Issue costs reclassified against carrying value (note 2)	-	(3,481)
Issue costs incurred	(5)	(305)
Accretion of discount	-	201
Balance, March 31, 2007	$ 1,322	$ 75,389

8. Non-controlling Interest

During Q1 2007, all remaining Enterra Energy Corp. (“EEC”) exchangeable shares (16,337) were converted into 23,401 trust units at an exchange ratio prevailing at the time of conversion and all remaining RMAC series B exchangeable shares (66,720) were converted into 81,028 trust units at an exchange ratio prevailing at the time of conversion.  The exchange of the EEC exchangeable shares is treated as a step acquisition which increases goodwill by $0.2 million for the difference between the fair value of the trust unit issued and the carrying value of the EEC exchangeable share at the time of exchange.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

9. Unitholders’ Equity

Authorized trust units

An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.   Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of the Trust.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

	Number of Units	Amount
Balance at December 31, 2006	56,097,875	$635,134
Issued as financing fees related to the retirement of the 2006 bridge credit facilities	50,000	515
Issued for exchangeable shares	104,429	1,940
Issued under restricted unit plan	74,869	784
Unit issue costs	-	(366)
Balance at March 31, 2007	56,327,173	$638,007

Contributed surplus

Balance at December 31, 2006	$ 3,195
Trust unit option based compensation	324
Restricted and performance unit compensation	1,028
Transfer to trust units on restricted unit exercises	(784)
Balance at March 31, 2007	$ 3,763

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Trust unit options

Enterra has granted trust unit options to directors, officers, employees and consultants of the Trust.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 3-year period and have a term of 5 years. At the time of grant, the exercise price is equal to the market price.

The following options have been granted:

	2007
	Number of options	Weighted- average exercise price
Options outstanding, December 31,2006	1,481,000	$20.28
Options forfeited	(5,000)	23.26
Options outstanding, March 31, 2007	1,476,000	$20.27
Options exercisable at March 31, 2007	344,666	$23.24

Restricted and Performance units

The Trust has granted restricted and performance units to directors, officers and employees of the Trust.  Restricted units (“RU’s”) vest over a contracted period and provide the holder with trust units on the vesting dates of the RU’s.  The actual units granted is based on the number of restricted units granted times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five day weighted average price of the Trust’s units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units (“PU’s”) vest at the end of two years and provide the holder with trust units based on the same multiplier as the RU’s as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.  As at March 31, 2007 the payout multiplier was estimated to be nil based on the Trust’s total unitholder return compared to its peers.

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding, December 31, 2006	423,855	$14.91	212,948	$15.41
Granted	60,202	8.59	4,612	9.36
Vested	(73,020)	9.26	-	-
Forfeited	(13,052)	14.98	(9,600)	14.97
Units outstanding, March 31, 2007	397,985	$14.95	207,960	$14.93

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Reconciliation of earnings (loss)  per unit calculations

For the three months ended March 31, 2007
	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	$ (62,752)	56,231,442	$ (1.12)

For the calculation of the weighted average number of diluted units outstanding for the three months ended March 31, 2007, all options, restricted and performance units, convertible debentures and warrants were excluded, as they were antidilutive to the calculation.

For the three months ended March 31, 2006
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$2,248	38,200,303	$0.06
Exchangeable shares / Non-controlling interest	59	1,375,635
Options assumed exercised		184,905
Units assumed purchased		(139,572)
Diluted	$2,307	39,621,271	$0.06

For the calculation of the weighted average number of diluted units outstanding for the three months ended March 31, 2006, 1,261,500 options and 301,000 warrants were excluded, as they were antidilutive to the calculation.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

10. Accumulated Other Comprehensive Income

Opening balance on adoption of new accounting standards on January 1, 2007 (see note 2)	$1,930
Cumulative translation of self-sustaining operations	(2,992)
Foreign exchange loss realized	25
Balance at March 31, 2007	$(1,037)

Accumulated other comprehensive income is comprised entirely of currency translation adjustments on the Trust’s U.S. operations.

11. Derivative Instruments

The Trust has entered into derivative financial instruments and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices. At March 31, 2007, the Trust had the following financial derivatives contracts outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period

Collar	Gas	7.50 by 9.00 (Cdn$/GJ)	10,000 GJ	April 1, 2007 – October 31, 2007
Collar	Gas	8.00 by 12.00 (Cdn$/GJ)	10,000 GJ	November 1, 2007 – March 31, 2008
Floor	Gas	7.50 (US$/mmbtu)	5,000 mmbtu	April 1, 2007 – October 31, 2007
Fixed sale	Gas	7.555 (US$/mmbtu)	5,000 mmbtu	April 1, 2007 – October 31, 2007
Collar	Gas	7.50 by 11.10 (US$/mmbtu)	5,000 mmbtu	April 1, 2007 – October 31, 2007
Collar	Gas	8.00 by 16.40 (US$/mmbtu)	10,000 mmbtu	November 1, 2007 – March 31, 2008

Collar	Oil	55.00 by 81.20 (US$/bbl)	1,000 bbl	April 1, 2007 – June 30, 2007
Collar	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	April 1, 2007 – December 31, 2007
Collar	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	July 1, 2007 – December 31, 2007
Collar	Oil	55.00 by 78.60 (US$/bbl)	500 bbl	April 1, 2007 – December 31, 2007
Collar	Oil	55.00 by 75.25 (US$/bbl)	500 bbl	January 1, 2008 – June 30, 2008
Collar	Oil	62.00 by 75.50 (US$/bbl)	500 bbl	January 1, 2008 – March 31, 2008
Collar	Oil	62.00 by 75.60 (US$/bbl)	500 bbl	April 1, 2008 – June 30, 2008

The Trust had the following fixed price physical contracts outstanding as at March 31, 2007:

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed purchase	Power (Alberta)	62.90 (Cdn $/Mwh)	72 Mwh	April 1, 2007 – December 31, 2009

At March 31, 2007 the estimated fair market value of the Trust’s derivative instruments are as follows:

	Assets	Liabilities
Financial instruments	$ 1,402	$ 678
Physical power purchase contracts	1,209	-
Derivative instruments, March 31, 2007	$ 2,611	$ 678

12. Segmented Information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

	Three Month ended March 31, 2007	Three Month ended March 31, 2006

Oil and natural gas revenue
Canada	$ 25,788	$ 39,676
U.S.	18,222	8,041
	$ 44,010	$ 47,717
Property, plant and equipment
Canada	$ 321,446	$ 453,892
U.S.	312,591	290,178
	$ 634,037	$ 744,070
Goodwill
Canada	$ 27,122	$ 71,383
	$ 27,122	$ 73,383

13. Related Parties

During Q1 2007 the Trust paid $383,000 (Q1 2006 - $150,000) to Macon Resources Ltd. (“Macon”), a company 100% owned by the Chief Executive Officer of the Trust, for management services provided by the Chief Executive Officer (Q1 2006 – Chief Executive Officer and the previous Chief Financial Officer).  The amounts have been recorded at the amounts agreed to by the related parties.  At March 31, 2007, $36,000 (December 31, 2006 - $nil) was payable by the Trust to Macon.  During Q1 2007, the Trust granted 50,000 restricted units (valued at $422,000 based on the unit price of the trust units on the grant date) to Macon.  On February 28, 2007, those restricted units vested and were converted into 50,441 trust units.

During 2006 the Trust entered into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The Chief Executive Officer of the Trust owns, directly and indirectly, approximately 14% of the outstanding shares of Petroflow.  As at March 31, 2007, the Trust had

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2007 and for the three months ended March 31, 2007 and 2006

(unaudited) (Expressed in Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

US$2.2 million of receivables from Petroflow.  The receivables relate to costs incurred by the Trust as a result of the operations of the properties.

A director and an officer of the Trust have working interests in certain of the Oklahoma Assets.  Balances will be payable or receivable from these individuals as a result of the operations of these properties.  At March 31, 2007 no amounts were payable or receivable from the officer.  During 2006, an adjustment period on the Oklahoma Asset acquisition concluded.  As a result of the adjustment payment and the receivable balance related to the working interests, as noted above, the Trust owes the director $623,000 (US$540,000).

14. Subsequent Events

In April, 2007, the Trust issued $40 million of 8.25% convertible debentures that mature on June 30, 2012 and $29.2 million of trust units (4,945,000 trust units).  The net proceeds from the issuance were used to finance the acquisition of Trigger Resources Ltd. (“Trigger”) as noted below.

On April 30, 2007, the Trust acquired all of the issued and outstanding shares of Trigger for cash consideration of $63.2 million.  Trigger is a private oil and natural gas company which operates in Saskatchewan, Canada.